Exhibit 12.1

Delta Air Lines, Inc.

Computation of Ratio of Earnings to Fixed Charge

	Successor		Predecessor
	Year Ended December 31, 2008	Eight Months Ended December 31, 2007	Four Months Ended April 30, 2007	Year Ended December 31,
(in millions, except for ratio data)				2006	2005	2004

(Loss) earnings:
(Loss) earnings before income taxes	$(9,041)	$525	$1,294	$(6,968)	$(3,859)	$(3,992)

Add (deduct):
Fixed charges from below	810	432	285	970	1,274	1,126
Capitalized interest	(23)	(8)	(3)	(8)	(9)	(10)

(Loss) earnings as adjusted	$(8,254)	$949	$1,576	$(6,006)	$(2,594)	$(2,876)

Fixed Charges:
Interest expense, including capitalized amounts and amortization of debt costs	728	398	265	878	1,041	834
Preference security dividend	—	—	—	2	18	19
Portion of rental expense representative of the interest factor	82	34	20	90	215	273

	$810	$432	$285	$970	$1,274	$1,126

Ratio of Earnings to Fixed Charges	(10.19)	2.20	5.53	(6.19)	(2.04)	(2.55)